Exhibit 99.1

Futu Announces Third Quarter 2025 Unaudited Financial Results

HONG KONG, November 18, 2025 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Operational Highlights

•	Total number of funded accounts[1] increased 42.6% year-over-year to 3,131,450 as of September 30, 2025.

•	Total number of brokerage accounts[2] increased 30.8% year-over-year to 5,605,138 as of September 30, 2025.

•	Total number of users[3] increased 16.8% year-over-year to 28.2 million as of September 30, 2025.

•	Total client assets increased 78.9% year-over-year to HK$1.24 trillion as of September 30, 2025.

•	Daily average client assets were HK$1.10 trillion in the third quarter of 2025, an increase of 85.3% from the same period in 2024.

•	Total trading volume in the third quarter of 2025 increased by 104.8% year-over-year to HK$3.90 trillion, in which trading volume for U.S. stocks was HK$2.60 trillion, and trading volume for Hong Kong stocks was HK$1.19 trillion.

•	Margin financing and securities lending balance increased 55.2% year-over-year to HK$63.1 billion as of September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Total revenues increased 86.3% year-over-year to HK$6,402.9 million (US$822.9 million).

•	Total gross profit increased 99.5% year-over-year to HK$5,609.2 million (US$720.9 million).

•	Net income increased 143.9% year-over-year to HK$3,217.2 million (US$413.5 million).

•	Non-GAAP adjusted net income[4] increased 136.9% year-over-year to HK$3,312.5 million (US$425.7 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the third quarter, we added 254 thousand net new funded accounts, up 24.7% quarter-over-quarter. Total funded accounts reached 3.1 million, up 42.6% year-over-year and 8.8% quarter-over-quarter. Client acquisition picked up in every market. For the fourth consecutive quarter, Hong Kong led new client additions as we executed well in a quarter of strong equity market performance and robust IPO pipeline. We believe that leading brokers in Hong Kong benefit from the new IPO FINI regime as clients consolidate their brokerage accounts to increase their odds of IPO allocation. Malaysia contributed meaningfully to the Company’s funded account growth in the quarter, and we continue to see a long runway for growth in Malaysia after seven quarters of rapid market share expansion. During the quarter, we enhanced product localization by rolling out Bursa derivatives, SGX futures, and AI tools that support Malay language and local stock analysis. As a result of our growing brand appeal and product experience, the strength of our U.S. business was broad-based this quarter: new funded accounts grew high double digits sequentially, while the number of option traders and option contracts traded also increased by double digits quarter-over-quarter. We continue to cement our leadership in Singapore, with new funded accounts again posting steady sequential growth and our DAU advantage vis-à-vis our peers further widening.”

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets were HK$1.24 trillion, an increase of 78.9% year-over-year and 27.4% quarter-over-quarter. The growth was primarily driven by mark-to-market gains on clients’ holdings, complemented by robust net asset inflow. Average client assets logged double-digit sequential growth to new highs across all markets. Margin financing and securities lending balance rose 22.8% sequentially to HK$63.1 billion amid clients’ risk-on mood.”

“Total trading volume reached a record HK$3.90 trillion, up 8.7% quarter-over-quarter. U.S. stock turnover was broadly flat at HK$2.60 trillion compared with the prior quarter as clients continued to engage actively with technology and crypto names. Hong Kong stock trading volume surged 42.9% sequentially to HK$1.19 trillion, accounting for 31% of total trading volume, the highest percentage since 2023. We saw clients quickly flocked to Hong Kong technology names which outperformed many of their U.S. counterparts. Crypto trading volume soared 161% quarter-over-quarter, on the back of a 90% sequential increase in crypto assets and higher trading velocity. Ethereum overtook Bitcoin as the most traded coin, while the newly-launched Solana in Hong Kong also contributed meaningfully. We believe we are in the very early innings of driving crypto penetration.”

“Wealth management asset balance expanded to HK$175.6 billion, up 7.6% quarter-over-quarter, primarily attributable to inflow into money market and fixed income products. We launched a self-service request-for-quote (RFQ) function for structured products, enabling professional investors to customize products based on the parameters they desire, obtain quotes, and execute trades without human intervention, fulfilling clients’ bespoke needs while improving operating efficiency.”

“We had 561 IPO distribution and IR clients, up 21.7% year-over-year. The third quarter saw sustained momentum in Hong Kong IPO subscriptions, with 12 deals each attracting over HK$100 billion in subscription amount on our platform. We acted as joint bookrunners for several high-profile listings, including those of Chery Automobile, Hesai Group, and Lens Technology.”

Third Quarter 2025 Financial Results

Revenues

Total revenues were HK$6,402.9 million (US$822.9 million), an increase of 86.3% from HK$3,436.1 million in the third quarter of 2024.

Brokerage commission and handling charge income was HK$2,913.8 million (US$374.5 million), an increase of 90.6% from the third quarter of 2024. This was mainly due to the 104.8% year-over-year increase in total trading volume, partially offset by the decline in blended commission rate.

Interest income was HK$3,045.0 million (US$391.3 million), an increase of 79.2% from the third quarter of 2024. The increase was mainly driven by higher interest income from securities borrowing and lending business and margin financing interest income.

Other income was HK$444.1 million (US$57.1 million), an increase of 113.0% from the third quarter of 2024. The increase was primarily attributable to higher currency exchange service income, fund distribution service income and IPO subscription service charge income.

Costs

Total costs were HK$793.7 million (US$102.0 million), an increase of 27.0% from HK$624.9 million in the third quarter of 2024.

Brokerage commission and handling charge expenses were HK$160.6 million (US$20.6 million), an increase of 97.1% from the third quarter of 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$473.8 million (US$60.9 million), an increase of 14.6% from the third quarter of 2024. The increase was primarily due to higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$159.2 million (US$20.5 million), an increase of 22.7% from the third quarter of 2024. The increase was primarily due to higher cloud service fee as well as higher market information and data fee.

Gross Profit

Total gross profit was HK$5,609.2 million (US$720.9 million), an increase of 99.5% from HK$2,811.3 million in the third quarter of 2024. Gross margin was 87.6%, as compared to 81.8% in the third quarter of 2024.

Operating Expenses

Total operating expenses were HK$1,704.8 million (US$219.1 million), an increase of 57.9% from HK$1,079.9 million in the third quarter of 2024.

Research and development expenses were HK$574.2 million (US$73.8 million), an increase of 49.3% from the third quarter of 2024. This increase was primarily driven by greater investment in crypto and AI capabilities.

Selling and marketing expenses were HK$585.6 million (US$75.3 million), an increase of 86.3% from HK$314.3 million in the third quarter of 2024. This was mainly driven by the increase in new funded accounts.

General and administrative expenses were HK$545.1 million (US$70.1 million), an increase of 43.1% from the third quarter of 2024. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 125.5% to HK$3,904.4 million (US$501.8 million) from HK$1,731.3 million in the third quarter of 2024. Operating margin increased to 61.0% from 50.4% in the third quarter of 2024 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 143.9% to HK$3,217.2 million (US$413.5 million) from HK$1,319.2 million in the third quarter of 2024. Net income margin for the third quarter of 2025 increased to 50.2% from 38.4% in the year-ago quarter.

Non-GAAP adjusted net income increased by 136.9% to HK$3,312.5 million (US$425.7 million) from the third quarter of 2024. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$23.20 (US$2.98), compared with HK$9.57 in the third quarter of 2024. Diluted net income per ADS was HK$22.80 (US$2.93), compared with HK$9.42 in the third quarter of 2024. Each ADS represents eight Class A ordinary shares.

New Share Repurchase Program

In light of the upcoming expiration of the Company's current share repurchase program approved by the board of directors in March 2024, the Company's board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$800 million worth of its ADSs, following the expiration of the Company's current share repurchase program, for a 24-month period until December 31, 2027. The Company plans to fund the repurchases from its existing cash balance.

Under the new share repurchase program, Futu may repurchase its ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Futu's board of directors will review the new share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, November 18, 2025, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BI87ab49c568d44b2da54051280cc03405.

It will automatically lead to the registration page of "Futu Holdings Ltd Third Quarter 2025 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and Moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars ("HK$") amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7809 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	11,688,383	10,718,765	1,377,574
Cash held on behalf of clients	68,639,816	127,599,563	16,399,075
Restricted cash	1,121	2,476	318
Term deposit	4,990	5,240	673
Short-term investments	2,411,074	4,689,239	602,660
Securities purchased under agreements to resell	316,301	493,083	63,371
Loans and advances-current (net of allowance of HK$85,252 thousand and HK$203,775 thousand as of December 31, 2024 and September 30, 2025, respectively)	49,695,691	56,497,166	7,261,007
Receivables:
Clients	534,077	919,240	118,141
Brokers	17,224,387	24,835,904	3,191,906
Clearing organizations	3,277,063	7,966,707	1,023,881
Fund management companies and fund distributors	1,210,472	3,688,837	474,089
Interest	597,483	1,110,065	142,665
Amounts due from related parties	61,200	2,159	277
Prepaid assets	63,497	114,675	14,738
Other current assets	160,330	215,202	27,658
Total current assets	155,885,885	238,858,321	30,698,033

Operating lease right-of-use assets	253,212	566,627	72,823
Long-term investments	573,190	579,014	74,415
Loans and advances-non-current	18,805	108,295	13,918
Other non-current assets	2,025,841	3,267,013	419,876
Total non-current assets	2,871,048	4,520,949	581,032
Total assets	158,756,933	243,379,270	31,279,065

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	79,090	111,703	14,356
Payables:
Clients	72,379,135	140,765,637	18,091,176
Brokers	43,697,746	43,894,204	5,641,276
Clearing organizations	503,396	1,111,732	142,880
Fund management companies and fund distributors	507,076	1,955,456	251,315
Interest	86,964	64,737	8,320
Borrowings	5,702,259	11,815,986	1,518,589
Securities sold under agreements to repurchase	2,574,659	1,222,524	157,119
Lease liabilities-current	144,357	176,216	22,647
Accrued expenses and other current liabilities	4,936,805	5,017,386	644,834
Total current liabilities	130,611,487	206,135,581	26,492,512

Lease liabilities-non-current	132,924	416,108	53,479
Other non-current liabilities	8,061	31,858	4,094
Total non-current liabilities	140,985	447,966	57,573
Total liabilities	130,752,472	206,583,547	26,550,085

SHAREHOLDERS’ EQUITY
Class A ordinary shares	72	72	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,807,369	19,069,657	2,450,829
Treasury Stock	(5,199,257)	(5,199,257)	(668,208)
Accumulated other comprehensive loss	(249,916)	(15,938)	(2,048)
Retained earnings	14,652,946	22,600,179	2,904,571
Total shareholders' equity	28,011,241	36,454,740	4,685,156

Non-controlling interests	(6,780)	340,983	43,824
Total equity	28,004,461	36,795,723	4,728,980
Total liabilities and equity	158,756,933	243,379,270	31,279,065

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,528,910	2,913,819	374,484	3,987,317	7,802,641	1,002,794
Interest income	1,698,761	3,045,019	391,345	4,644,581	7,403,644	951,515
Other income	208,461	444,062	57,073	525,679	1,202,142	154,499
Total revenues	3,436,132	6,402,900	822,902	9,157,577	16,408,427	2,108,808
Costs
Brokerage commission and handling charge expenses	(81,458)	(160,614)	(20,642)	(228,997)	(464,716)	(59,725)
Interest expenses	(413,631)	(473,817)	(60,895)	(1,104,098)	(1,320,779)	(169,746)
Processing and servicing costs	(129,791)	(159,247)	(20,466)	(336,330)	(428,078)	(55,017)
Total costs	(624,880)	(793,678)	(102,003)	(1,669,425)	(2,213,573)	(284,488)
Total gross profit	2,811,252	5,609,222	720,899	7,488,152	14,194,854	1,824,320

Operating expenses
Research and development expenses	(384,728)	(574,232)	(73,800)	(1,094,158)	(1,402,136)	(180,202)
Selling and marketing expenses	(314,316)	(585,558)	(75,256)	(945,312)	(1,473,892)	(189,424)
General and administrative expenses	(380,901)	(545,050)	(70,050)	(1,044,341)	(1,385,203)	(178,026)
Total operating expenses	(1,079,945)	(1,704,840)	(219,106)	(3,083,811)	(4,261,231)	(547,652)

Income from operations	1,731,307	3,904,382	501,793	4,404,341	9,933,623	1,276,668

Others, net	(131,379)	(34,699)	(4,460)	(142,254)	(223,411)	(28,713)

Income before income tax expense and share of loss from equity method investments	1,599,928	3,869,683	497,333	4,262,087	9,710,212	1,247,955

Income tax expense	(237,546)	(633,127)	(81,369)	(639,913)	(1,703,895)	(218,984)
Share of loss from equity method investments	(43,216)	(19,356)	(2,488)	(58,577)	(73,853)	(9,492)

Net income	1,319,166	3,217,200	413,476	3,563,597	7,932,464	1,019,479

Attributable to:
Ordinary shareholders of the Company	1,321,062	3,227,701	414,826	3,571,390	7,947,233	1,021,377
Non-controlling interests	(1,896)	(10,501)	(1,350)	(7,793)	(14,769)	(1,898)
	1,319,166	3,217,200	413,476	3,563,597	7,932,464	1,019,479

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.20	2.90	0.37	3.24	7.13	0.92
Diluted	1.18	2.85	0.37	3.19	7.03	0.90

Net income per ADS
Basic	9.57	23.20	2.98	25.89	57.04	7.33
Diluted	9.42	22.80	2.93	25.53	56.24	7.23

Weighted average number of ordinary shares used in computing net income per share
Basic	1,104,332,890	1,114,756,959	1,114,756,959	1,103,586,659	1,114,081,791	1,114,081,791
Diluted	1,122,047,684	1,131,487,714	1,131,487,714	1,119,231,099	1,130,026,234	1,130,026,234

Net income	1,319,166	3,217,200	413,476	3,563,597	7,932,464	1,019,479
Other comprehensive income/(loss) net of tax
Changes in the fair value of financial assets	-	(152)	(20)	-	(152)	(20)
Foreign currency translation adjustment	120,132	(158,939)	(20,426)	22,880	233,865	30,057
Total comprehensive income	1,439,298	3,058,109	393,030	3,586,477	8,166,177	1,049,516

Attributable to:
Ordinary shareholders of the Company	1,441,210	3,068,339	394,345	3,594,303	8,181,211	1,051,448
Non-controlling interests	(1,912)	(10,230)	(1,315)	(7,826)	(15,034)	(1,932)
	1,439,298	3,058,109	393,030	3,586,477	8,166,177	1,049,516

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FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income	1,319,166	3,217,200	413,476	3,563,597	7,932,464	1,019,479
Add: Share-based compensation expenses	79,247	95,295	12,247	252,040	256,748	32,997
Adjusted net income	1,398,413	3,312,495	425,723	3,815,637	8,189,212	1,052,476

Non-GAAP to GAAP reconciling items have no income tax effect.

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